

June 11, 2010

Ms. Rose C. Perri
Chief Financial Officer
Generex Biotechnology Corporation
33 Harbour Sq. Suite 202
Toronto, Ontario M5J2G2
Canada

      Re: **Generex Biotechnology Corporation**
                Form 10-K for the Year Ended July 31, 2009
                Filed on October 14, 2009
                File No. 000-25169

Dear Ms. Perri:

We have reviewed your May 7, 2010 response to our April 16, 2010 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Resources, page 31

1.   Please refer to your response to comment three. To assist us in evaluating your response please provide us the following:

- Revise your SAB 99 analysis for all periods affected to discuss the effect of the reclassification on your equity.
- Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. The Black-Scholes model does not take into account the warrants' down-round protection. It appears to us that the price adjustment feature would add value to the warrant for which the binomial or lattice models are better suited.
- Please tell us your conclusion of the effectiveness of your disclosure controls and procedures as at October 31, 2009, January 31, 2010 and April 30, 2010 in light of your identified error in accounting for these warrants.

- Please provide us drafts of the disclosures you intend to make regarding the correction of this error.
- Please explain to us why equity treatment for these warrants is appropriate through the date of adopting the guidance in EITF 07-5 (FASB ASC 815-40-15-5 through 15-8). Please provide us a comprehensive analysis of your accounting for these warrants indicating the significant terms of these warrants along with all other relevant information to allow an assessment of your accounting prior to the adoption of the new rules. Reference the authoritative guidance used to support your analysis.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant